Exhibit 107

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings.  The maximum aggregate offering price for each offering is as follows:

•	with respect to notes linked to the S&P 500® Index, $3,937,000; and
•	with respect to notes linked to the S&P 500® Value Index, $286,000; and
•	with respect to notes linked to the Russell 2000® Index, $475,000; and
•	with respect to notes linked to the EURO STOXX 50® Index, $213,000.